AMSTEEL CORPORATION BERHAD (20667-M)

A Member of The Lion Group

6 September 2002

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

Attn : Ms Victoria C Choy

Dear Sirs

Re : Exemption No. 82-3318
Issuer : Amsteel Corporation Berhad

We enclose herewith a copy of the General Announcement dated 29 August 2002, Re: Proposed Joint-Venture by Beijing Parkson Light Industry Development Co., Ltd, a 65%-owned indirect subsidiary of Amsteel Corporation Berhad, with Xinjang Friendship (Group) Co., Ltd for filing pursuant to exemption No. 82-3318 granted to Amsteel Corporation Berhad under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned for any query.

Yours faithfully
AMSTEEL CORPORATION BERHAD

PROCESSED
OCT 0 2 2002
THOMSON FINANCIAL

CHAN POH LAN
Secretary

cc Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286

dlw 9/24

Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur, Malaysia.
Tel: (603) 21622155, 21613166 Telefax: (603) 21623448

Form Version 2.0

General Announcement

Submitted by OT_OSK SECURITIES on 29/08/2002 05:05:26 PM
Reference No OS-020828-41430

Submitting Merchant Bank (if applicable)	:	**OSK SECURITIES BERHAD**
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**AMSTEEL CORPORATION BERHAD**
* Stock name	:	**AMSTEEL**
* Stock code	:	**2712**
* Contact person	:	**Joseph Soo/Leona Ng**
* Designation	:	**Senior Manager/Assistant Manager**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

PROPOSED JOINT-VENTURE BY BEIJING PARKSON LIGHT INDUSTRY DEVELOPMENT CO., LTD. ("BEIJING PARKSON"), A 65%-OWNED INDIRECT SUBSIDIARY OF AMSTEEL CORPORATION BERHAD ("AMSTEEL"), WITH XINJIANG FRIENDSHIP (GROUP) CO., LTD. ("XINJIANG") ("PROPOSED JOINT-VENTURE")

* **Contents :-**

1. INTRODUCTION

On behalf of the Board of Directors of Amsteel ("Board"), OSK Securities Berhad ("OSK") wishes to announce that on 28 August 2002, Beijing Parkson, a 65%-owned subsidiary of Parkson Investment Pte. Ltd., which is in turn a subsidiary of Amsteel had entered into a joint-venture agreement with Xinjiang ("Agreement") by way of a subscription of 51% equity interest in a joint-venture company ("JV Co") at the subscription cost of Rmb10.20 million (equivalent to approximately RM4.68 million).

For the purposes of this announcement, the following exchange rates have been used, which is extracted based on the closing rate on 27 August 2002 (Source : Bloomberg).

Rmb1 : RM0.4591
USD1 : RM3.80

Further details on the Proposed Joint-Venture are set out in the ensuing paragraphs.

2. THE PROPOSED JOINT-VENTURE

2.1 *Details on the Proposed Joint-Venture*

Pursuant to the Agreement, Beijing Parkson proposes to establish a JV Co, provisionally known as Xinjiang You Hao Parkson Department Store Co., Ltd. (the name of the JV Co will be confirmed once the approval for the Proposed Joint-Venture is obtained and shall hereinafter be referred to as "Xinjiang Parkson") with Xinjiang to operate a department store in the city of Urumuqi, Xinjiang, People's Republic of China ("PRC").

Beijing Parkson proposes to subscribe for a 51% equity interest in Xinjiang Parkson by way of a cash injection amounting to Rmb10.2 million (equivalent to approximately RM4.68 million) ("Proposed Subscription") whilst the remaining 49% equity interest will be subscribed by Xinjiang for a cash consideration of Rmb9.8 million (equivalent to approximately RM4.5 million).

The Proposed Subscription will be financed by internal operating cash flows of Beijing Parkson and will be fully disbursed upon the incorporation of Xinjiang Parkson, subject to approval of the relevant authorities being obtained as set out in **Section 7** of this announcement. The duration of the Proposed Joint-Venture is for a period of 30 years from the date of issuance of the business licence.

It is also proposed that Xinjiang Parkson will enter into a lease agreement with Xinjiang to lease part of a building (from basement 2 to level 6) with a total built up area of approximately 67,000 square meters from Xinjiang for the operations of the departmental and commercial store.

Further details on Beijing Parkson and Xinjiang are disclosed under **Sections 3** and **4** of this announcement, respectively.

2.2 Basis of the consideration

The subscription of Rmb10.2 million (equivalent to approximately RM4.68 million) for the Proposed Joint-Venture is based on 51% of the proposed registered capital of Xinjiang Parkson of Rmb20 million (equivalent to approximately RM9.18 million).

3. INFORMATION ON BEIJING PARKSON

Beijing Parkson was incorporated as a co-operative joint venture between Parkson Investment Pte. Ltd. and China National Arts and Craft Company on 20 October 1993 with a registered capital of USD12.7 million (equivalent to approximately RM48.26 million). The principal activities of Beijing Parkson are property development and retailing.

The company currently manages and operates a shopping centre measuring approximately 30,000 square meters of retailing area at No.101, Fuxingmennei, Xicheng District, Beijing, PRC. Beijing Parkson is rated among the 10 largest retail stores in Beijing.

4. INFORMATION ON XINJIANG

Xinjiang was incorporated as a state owned enterprise in 1958 in the province of Xinjiang, PRC and was subsequently restructured and listed on the Shanghai Stock Exchange in 1996.

Xinjiang was the first retail operator and wholesaler in Xinjiang. Xinjiang's business activities include imports and exports, hotel operations, entertainment, advertising, city development and bio-technology. Based on its latest audited financial statements as at 31 December 2001, the company has total assets of Rmb1.92 billion (equivalent to approximately RM0.88 billion) and is ranked 63rd among the top 100 major retail companies in the PRC in 2001.

5. RATIONALE FOR THE PROPOSED JOINT-VENTURE

Urumuqi which is the capital of Xinjiang is strategically located in the middle of the western part of the PRC. Urumuqi is the commodity exchange center as well as the distribution center for the northwestern part of the PRC. Due to its geographical location, there is a limited choice to the locations where the consumers living within Urumuqi can fulfill their needs and as such, the departmental stores in Urumuqi becomes the main supply centers.

It is in the interest of Beijing Parkson to expand into retail business in the Province of Xinjiang and the northwestern part of the PRC, by way of the Proposed Joint-Venture. The Proposed Joint-Venture will complement Beijing Parkson in the retail market in terms of business growth and synergy and is expected to enhance Beijing Parkson's market share and future profitability.

6. EFFECTS OF THE PROPOSED JOINT-VENTURE

The effects of the Proposed Joint-Venture are as follows:-

6.1 Share Capital and Shareholding Structure

The Proposed Joint-Venture will not have any effect on the issued and paid-up share capital and shareholding structure of Amsteel as it does not involve the issuance of new Amsteel shares.

6.2 Earnings

The Proposed Joint-Venture is not expected to have a material impact on the earnings of the Amsteel Group for the financial year ending 30 June 2003.

6.3 NTA

On a proforma basis, the Proposed Joint-Venture is not expected to have a material impact on the NTA of the Amsteel Group based on the audited balance sheet as at 30 June 2001.

7. CONDITIONS TO THE PROPOSED JOINT-VENTURE

The Proposed Joint-Venture is conditional upon approvals being obtained from the following:-

(i) the Securities Commission, Malaysia ("SC") (if required);

(ii) the Ministry of Foreign Trade and Economic Cooperation, PRC;

(iii) the State Economic and Trade Commission, PRC; and

(iv) any other relevant authorities , as may be required.

8. COMPLIANCE WITH THE SC GUIDELINES

The Proposed Joint-Venture is in compliance with and there has been no departure from the SC Guidelines.

9. DIRECTORS' AND MAJOR SHAREHOLDERS' INTERESTS

To the best knowledge of the Directors of Amsteel, none of the Directors or major shareholders of Amsteel, or any persons connected with the Directors or major shareholders of Amsteel has any interest, direct or indirect, in the Proposed Joint-Venture.

10. ADVISERS

The Board has appointed OSK as the adviser for the Proposed Joint-Venture.

This announcement is dated 29 August 2002.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement: